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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                SCHEDULE 14D-9/A
                                (AMENDMENT NO. 1)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934


                          ELITE INFORMATION GROUP, INC.
                            (Name of Subject Company)


                          ELITE INFORMATION GROUP, INC.
                       (Title of Person Filing Statement)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                          (Name of Class of Securities)


                                    111433108
                      (CUSIP Number of Class of Securities)


                              Christopher K. Poole
                      Chairman and Chief Executive Officer
                          Elite Information Group, Inc.
                            5100 West Goldleaf Circle
                          Los Angeles, California 90056
                                 (323) 642-5200
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                                   Copies to:

                                PATRICK S. BRYANT
                        ROBINSON, BRADSHAW & HINSON, P.A.
                            1900 Independence Center
                             101 North Tryon Street
                         Charlotte, North Carolina 28246
                                 (704) 377-2536

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         ITEM 1.  SECURITY AND SUBJECT COMPANY

         The name of the subject company is Elite Information Group, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 5100 West Goldleaf Circle, Los Angeles, California 90056. The title of the class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Shares"), of the Company.

         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

                  In a letter dated May 10, 2000, the Company exercised its right to terminate the Merger Agreement, pursuant to Section 9.1(d)(i) of the Merger Agreement. Accordingly, the Offer and Merger have been abandoned. On May 11, 2000, the Company and Solution 6 Holdings Limited issued a press release regarding termination of the Merger Agreement, a copy of which is attached hereto as Exhibit 9 and is incorporated herein by reference.

         ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 is hereby amended and supplemented to add a new Exhibit as follows:

         Exhibit 9    -    Press Release issued by the Company and Solution 6
                           Holdings Limited on May 11, 2000.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                 ELITE INFORMATION GROUP, INC.


                                 By: /S/ Christopher K. Poole
                                     Name:  Christopher K. Poole
                                     Title: Chairman and Chief Executive Officer

Date: May 22, 2000